Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AkzoNobel N.V.
SEC File No.: 000-17444
Date: May 30, 2017

News

PPG Media Contact:
Bryan Iams
Corporate Communications
+1-412-434-2181
bryan.iams@ppg.com

PPG Investor Contact:
Scott Minder
Investor Relations
+1-412-434-3466
sminder@ppg.com
investor.ppg.com

PPG issues statement regarding decision by the Dutch Authority for the Financial Markets

PITTSBURGH, May 30, 2017 - PPG (NYSE:PPG) today issued the following statement in response to the decision by the Dutch Authority for the Financial Markets:

PPG was notified late today by the Dutch Authority for the Financial Markets (AFM) that it did not grant PPG’s request for an extension. PPG will continue to assess all of its options including whether or not to file a preliminarily draft offer memorandum with the AFM by no later than June 1, 2017, relating to a public offer for all the issued and outstanding shares of AkzoNobel. PPG will make further announcements if and when it is appropriate.

This is a public announcement by PPG pursuant to the provisions of section 4 paragraph 3 of the Decree on Public Takeover Bids (Besluit openbare biedingen Wft) of the Netherlands in connection with a potential voluntary public offer by PPG for all the issued and outstanding ordinary shares in the capital of AkzoNobel.  This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities.  This announcement does not constitute a decision on what actions PPG will take following the outcome of any assessment of its options.  Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in, into or from, directly or indirectly, any other jurisdiction in which such release, publication or distribution would be unlawful.

To view the previous announcements related to PPG’s proposal to combine with AkzoNobel, visit http://newsroom.ppg.com/ppgoverview. To learn more about PPG, visit www.ppg.com.

PPG: WE PROTECT AND BEAUTIFY THE WORLD™
At PPG (NYSE:PPG), we work every day to develop and deliver the paints, coatings and materials that our customers have trusted for more than 130 years. Through dedication and creativity, we solve our customers’ biggest challenges, collaborating closely to find the right path forward. With headquarters in Pittsburgh, we operate and innovate in more than 70 countries and reported net sales of $14.8 billion in 2016. We serve customers in construction, consumer products, industrial and transportation markets and aftermarkets. To learn more, visit www.ppg.com.

We protect and beautify the world is a trademark and the PPG Logo is a registered trademark of PPG Industries Ohio, Inc.

Forward-Looking Statements
This press release contains certain statements about PPG Industries, Inc. (“PPG”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release include statements about the proposed business combination with Akzo Nobel N.V. (“AkzoNobel”) by PPG (such proposed business combination, the “Transaction”), the terms of the proposed Transaction and the expected benefits of the Transaction for PPG, AkzoNobel and their respective shareholders. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: PPG’s future actions in respect of the Transaction and AkzoNobel; whether an agreement in respect of the Transaction will ultimately be negotiated and executed; uncertainties as to whether AkzoNobel will cooperate with PPG regarding the Transaction; whether AkzoNobel’s management or supervisory boards will endorse the Transaction and uncertainties as to successful implementation of the Transaction. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and PPG undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.
Additional Information About the Proposed Transaction and Where to Find It
An agreement in respect of the Transaction described in this press release has not yet been executed, and this press release is neither an offer to sell securities, a solicitation of a proxy, nor a substitute for a registration statement or proxy statement or other filings that may be made with the SEC. Any proxy solicitation of PPG’s shareholders will be made through materials filed with the SEC and no offer of securities to U.S. security holders or holders of ADRs representing AkzoNobel shares shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Should an agreement with respect to the Transaction be reached, PPG expects to file relevant materials with the SEC, including a registration statement on Form S-4 and a proxy statement. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the prospectus and proxy statement, because they will contain important information about the Transaction. Investors and security holders will be able to obtain these documents (if and when available) free of charge at the SEC’s website http://www.sec.gov, or from PPG’s Investor Center website http://investor.ppg.com.
Participants in the Solicitation
This press release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, PPG and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of PPG common stock with respect to the Transaction. Information about such parties and a description of their interests are set forth in PPG’s 2016 Annual Report. Additional information regarding the interests of such participants will also be included in the materials that PPG would file with the SEC in connection with a Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov or PPG’s Investor Center website http://investor.ppg.com.